

08027014

SEC Mail Processing Section

FEB 26 2008

Washington, DC 101

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Multiple Financial Services, Inc.**

OFFICIAL USE ONLY
100100
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15615 Alton Parkway, Suite 450
(No. and Street)

Irvine,	California	92618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Henry Flammer, FINOP (949) 753-2727
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh CPA, Inc. A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., Suite 875	Los Angeles,	CA.	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Henry Flammer, FINOP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multiple Financial Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JEANNE F. MEISSER
Comm. # 1522573
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires Nov. 11, 2008

Subscribed & sworn to before me.

Notary Public

Signature

CFO / Financial & Operations Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Multiple Financial Services, Inc.

Report Pursuant to Rule 17a-5 (d)

Audited Financial Statements

Calendar Year Ending December 31, 2007

Prepared by:

Joseph Yafeh, CPA, Inc.

An Accountancy Corporation

Los Angeles, California 90064

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

MULTIPLE FINANCIAL SERVICES, INC.

SEC File # : **8 – 52017** CRD # : **100100**

ANNUAL AUDIT REPORT

Calendar Year Ending: December 31, 2007

15615 Alton Parkway, Suite #450
Irvine, California 92618-3341
(949) 753 – 2727

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Multiple Financial Services, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of Multiple Financial Services, Inc. as of December 31, 2007 and related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Multiple Financial Services, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Multiple Financial Services, Inc. as of December 31, 2007 and the results of its operations, shareholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Joseph Yafeh, CPA

Los Angeles, California
January 14, 2008

MULTIPLE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash		
Checking		$ 6,265
Accounts receivable		1,355
Marketable securities, at fair market value		26,073
Furniture & equipment less accumulated depreciation - $16,475		2,144
Other assets		166
TOTAL ASSETS		$ 36,003

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable		$ 404
Credit card payable		1,557
TOTAL LIABILITIES		1,961
SHAREHOLDERS' EQUITY		
Common stock, no par value, 1,000,000 shares authorized; 200,000 shares outstanding	$16,289	
Paid in capital	3,959	
Retained earnings	13,794	
TOTAL SHAREHOLDERS' EQUITY		34,042
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 36,003

See Accompanying Notes to Financial Statements

MULTIPLE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE – Page 11	$ 146,410
OPERATING EXPENSES - Page 11	118,255
NET OPERATING INCOME	28,155
OTHER INCOME	
Unrealized gain on securities	5,610
Interest income	63
TOTAL OTHER INCOME	5,673
INCOME BEFORE INCOME TAXES	33,828
TAX PROVISION:	800
NET INCOME	$ 33,028

See Accompanying Notes to Financial Statements

MULTIPLE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock Shares	Common Stock	Paid – In Capital	Retained Earnings	Total
Balance, December 31, 2006	200,000	$ 16,289	$ 3,959	$ 10,266	$ 30,514
Distribution				(29,500)	(29,500)
Net Income				33,028	33,028
Balance, December 31, 2007	200,000	$ 16,289	$ 3,959	$ 13,794	$ 34,042

See Accompanying Notes to Financial Statements

MULTIPLE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:	
Net income	$ 33,028
Depreciation	3,404
Changes in operating assets and liabilities:	
Investment account	(5,668)
Accounts receivable	6,314
Other assets	75
Accounts payable	(50)
Credit card payable	(555)
Line of credit payable	(4,534)
Income tax payable	(800)
Net cash provided in operating activities	31,214
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities	
Distribution	(29,500)
	(29,500)
Net increase in cash	1,714
Cash at beginning of year	4,551
Cash at December 31, 2007	$ 6,265
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 800
Cash paid for interest	$ 753

See Accompanying Notes to Financial Statements

MULTIPLE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - ORGANIZATION

Multiple Financial Services, Inc. (the "Company") is a California corporation incorporated on June 2, 1999. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company serves primarily individual customers in Southern California.

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

Based upon the income reported, the commissions earned from the sales of stocks, mutual funds and investment company shares represent the major portion of the business.

The accompanying financial statements were prepared on the accrual method of accounting.

NOTE 2 – MARKETABLE SECURITIES

Marketable securities consist of NASD stocks with a fair market value of $26,073. The accounting for the mark-to-market on the proprietary trading is included in expense as net unrealized gain of $5,610.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

The property and equipment are recorded at cost and summarized by major classifications as follows:

		Life in Years
Machinery and equipment	$ 12,629	5
Furniture and fixtures	5,990	7
	18,619	
Less accumulated depreciation	(16,475)	
Property and equipment, net	$ 2,144	

Depreciation expense for the year ended December 31, 2007 is $3,404.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2007, the net capital was $27,856 which exceeded the required minimum capital by $22,856. The percentage of aggregate indebtedness to the net capital ratio is 7.04%.

MULTIPLE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2007

NOTE 5 - INCOME TAXES

The Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision of $800 is the California franchise tax minimum.

NOTE 6- USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 – EXEMPTION FROM THE SEC RULE 15C3-3

Multiple Financial Services, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Multiple Financial Services, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (k)(1).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (k)(1).

MULTIPLE FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 34,042
Non allowable assets and haircuts - Page 9	6,186
NET CAPITAL	$ 27,856
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness	$ 131
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 22,856
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 27,660
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 1,961
Percentage of aggregate indebtedness to net capital	7.04%

RECONCILIATION

The following is a reconciliation as of December 31, 2007 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

UNAUDITED	$ 27,856
Retained earnings	--
AUDITED	$ 27,856

See Accompanying Notes to Financial Statements

MULTIPLE FINANCIAL SERVICES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2007

NON-ALLOWABLE ASSETS	
Accounts Receivable	$ 1,355
Furniture & Equipment, net	2,144
Other Asset	166
	3,665
HAIRCUTS	
Marketable Securities	2,521
TOTAL	$ 6,186

See Accompanying Notes to Financial Statements

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF REVENUE AND OPERATING EXPENSES

Board of Directors
Multiple Financial Services, Inc.
Irvine, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2007 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



Joseph Yafeh, CPA

Los Angeles, California
January 14, 2008

MULTIPLE FINANCIAL SERVICES, INC.
SCHEDULE OF REVENUE AND OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE

Commissions Income	$ 78,220
Fees and Other Income	33,190
NASD	35,000
	$ 146,410

OPERATING EXPENSES

Advertising	$ 192
Business Consulting	33,000
Bank Service Charges	242
Commissions	55,767
Depreciation Expense	3,404
Dues and Subscriptions	883
Insurance Expense	635
Interest Expense	753
NASD Fees	2,585
Office Expense	5,276
Postage and Delivery	555
Professional Fees	3,944
Rent	5,238
Telephone and Internet	4,412
Travel and Entertainment	1,199
Miscellaneous	170
	$ 118,255

See Accompanying Notes to Financial Statements

PART 11

STATEMENT OF INTERNAL CONTROL

MULTIPLE FINANCIAL SERVICES, INC.
SEC File # : **8 – 52017** CRD # : **100100**

Calendar Year Ending: December 31, 2007

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Board of Directors
Multiple Financial Services, Inc.
Irvine, California

In planning and performing my audit of the financial statements of Multiple Financial Services, Inc. (the "Company") for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Multiple Financial Services, Inc.
Irvine, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA

Los Angeles, California
January 14, 2008

END